                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549


                                    FORM 11-K


 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


    FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


FOR THE TRANSITION PERIOD FROM                        TO
                              ------------------------  ------------

COMMISSION FILE NUMBER 1-3385


                               H. J. HEINZ COMPANY
                              EMPLOYEES RETIREMENT
                                AND SAVINGS PLAN
                                 (Title of Plan)


                               H. J. HEINZ COMPANY
            (Name of Issuer of securities held pursuant to the Plan)


                      600 GRANT STREET PITTSBURGH, PA 15219
          (Address of Plan and of principal executive office of Issuer)

FINANCIAL STATEMENTS AND EXHIBITS

The following Plan financial statements, schedules and reports are attached hereto:

1.   Report of Independent Registered Public Accounting Firm

2. Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004

3. Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005

4.   Notes to Financial Statements

5.   Supplemental Schedule of Assets (Held at End of Year)


Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as a part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.

23. The consent of Independent Registered Public Accounting Firm dated June 28, 2006 is filed herein.

                                    SIGNATURE



        Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Board has duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania.

                                                   H. J. HEINZ COMPANY EMPLOYEES
                                                     RETIREMENT AND SAVINGS PLAN
                                                                  (Name of Plan)


                                          EMPLOYEE BENEFITS ADMINISTRATION BOARD



                                          By: /s/ Randolph W. Keuch
                                              ..................................
                                                  Randolph W. Keuch
                                                  Vice President, Total Rewards



June 22, 2006

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To The Participants and the
H. J. Heinz Company Employee
Benefits Administration Board:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of H. J. Heinz Company Employees Retirement and Savings Plan (the "Plan") at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i -- Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/  PricewaterhouseCoopers LLP


Pittsburgh, Pennsylvania
June 28, 2006

                               H. J. HEINZ COMPANY
                      EMPLOYEES RETIREMENT AND SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS





                                                                      December 31,
                                                           ---------------------------------
                                                               2005                 2004
                                                           ------------          -----------
Assets:

     Investment in Master Trust  (Notes 4 and 7)           $402,734,688         $413,934,684

     Cash Equivalents                                           169,676              383,432

     Participant Loans (Note 1)                                  28,664               66,401

     ESOP Dividends receivable                                  701,477              794,968

     Contributions receivable:
         Employee                                               943,735              875,562
         Employer                                               951,709              993,196
                                                           ------------         ------------
            Total contributions receivable                    1,895,444            1,868,758
                                                           ------------         ------------

                                                           ------------         ------------
            Total Assets                                   $405,529,949         $417,048,243
                                                           ------------         ------------


Liabilities:

     Accrued administrative expenses                            182,314               41,144
                                                           ------------         ------------

            Total Liabilities                                   182,314               41,144
                                                           ------------         ------------

Net Assets Available for Benefits                          $405,347,635         $417,007,099
                                                           ============         ============

    The accompanying notes are an integral part of the financial statements.

                               H. J. HEINZ COMPANY
                      EMPLOYEES RETIREMENT AND SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      for the Year Ended December 31, 2005



Net Change in Investment in
     Master Trust (Note 7)                                $10,217,496

Loan Repayments                                               (11,259)

Contributions:
     Participant contributions                             15,309,522
     Employer contributions, net                           15,690,252
                                                        -------------
            Increase in Plan assets                        41,206,011
                                                        -------------

Deductions:
     Withdrawals and Distributions                         56,129,713
     Administrative expenses                                  557,772
                                                        -------------
            Decrease in Plan assets                        56,687,485
                                                        -------------

Transferred in from other plans (Note 8)                    3,822,010

Net decrease in net assets
     available for benefits for the year                  (11,659,464)

Net assets available for benefits at
     the beginning of the year                            417,007,099

Net assets available for benefits at                    -------------
     the end of the year                                 $405,347,635
                                                        =============

    The accompanying notes are an integral part of the financial statements.

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements


(1) PLAN DESCRIPTION:

     The following description of the H. J. Heinz Company ("Company") Employees Retirement and Savings Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.


           General

     The Plan is a defined contribution plan covering salaried employees actively employed by the Company or any of the affiliated companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     The administration of the Plan and the responsibility for interpreting and carrying out its provisions is vested in the Employee Benefits Administration Board ("Committee"). The Committee consists of members appointed by the Board of Directors of the Company ("The Board") upon the recommendation of the Investment and Retirement Plan Oversight Committee of the Company. The members of the Committee are not compensated for serving on the Committee.

     Mellon Bank, N.A. is trustee ("Trustee") of the Plan.


          Eligibility

     Regular full time employees are eligible to contribute to the Employee Savings Account and to receive a Company Match starting with their employment date. Effective, May 1, 2004, employees hired on or after this date must fulfill a one-year waiting period before monthly contributions are made to the Company Contribution Account.

          Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

          Investment Risks

     The plan provides for various investment options as described in Note 4. Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.


           Contributions

     Participant contributions to the Plan may be either tax-deferred or after-tax. The total of a participant's tax-deferred and after-tax contributions may not exceed 20% of their compensation. Each participant may make contributions into one or more of the investment funds as described in Note 4, in whole percentages, of not less than 1% of his compensation.

     Tax-deferred contributions made by certain highly compensated participants may be limited under Internal Revenue Code of 1986, as amended (the "Code") rules. Tax-deferred contributions by any participant under the Plan and any other qualified cash or deferred arrangement were limited to $14,000 ($18,000 if over age 50) in 2005 and $13,000 ($16,000 if over age 50) in
     2004. The Committee gives participants affected by these limitations timely notification.

     The Company contributes, on behalf of each participating employee,$.50 for each tax-deferred employee contribution up to 5% of the employee's eligible earnings. Also, an incentive match up to $.50 for each tax-deferred employee contribution up to 5% of the employee's eligible earnings may be awarded based on the earnings per share of the Company. The Company's matching contribution is made in shares of the Company's common stock.

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)


           Contributions (continued)

     In addition, the Company makes monthly, age-related contributions to the Company Contribution Account ("CCA") of participating employees who direct the investment of such contributions into one or more of the investment funds as described in Note 4. For employees hired on or after May 1, 2004, these contributions range from 3% of eligible earnings for participants less than 30 years old to 9% for those 60 and over. For employees hired prior to May 1, 2004, the age-related contributions range from 1.5% for participants who are less than 30 years old to 13% for participants 60 and over.

     A participant may transfer amounts received from other retirement plans to the Plan. Amounts that are transferred from other retirement plans are held in a separate rollover account.

           Participant Accounts

     Each participant's account is credited with the participant's contribution(s) and allocation of (a) the Company's matching and age-related contributions, as defined, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

           Vesting

     The value of a participant's tax deferred account, after tax account, and rollover account, is fully vested at all times.

     In general, participant's matching accounts vest after three years of service, and their CCA accounts vest after five years of service. However, regardless of a participant's years of service, job elimination, workforce reduction, termination of employment in the year of attainment of age 55 or after, attainment of age 65, total and permanent disability, or death automatically vest any non-vested accounts.

           Withdrawals and Distributions

     A participant may elect to withdraw up to 100% of their after tax or rollover account.

     A participant's matching account will be available for withdrawal if the participant:

          (a)  has at least 5 years of continuous membership in the Plan, or

          (b)  has attained age 59 1/2.

     A participant may not withdraw any amount from their tax deferred account during active employment before age 59 1/2 except for hardship as defined in the Plan.

     A participant may not withdraw any amount from their CCA during active employment before age 70 1/2.

     A participant who qualifies for a hardship withdrawal and withdraws from their tax deferred account is suspended from making contributions to the Plan for six months. Under present Internal Revenue Service ("IRS") rules, a "hardship" means an immediate and heavy need to draw on financial resources to meet obligations related to health, education or housing.

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)

           Withdrawals and Distributions (continued)

     A participant, upon termination of service, may either receive a lump-sum payment of their account balance or transfer their account balance to the trustee or custodian of another eligible retirement plan. Upon retirement, a participant may transfer their account balance to the Employees' Retirement System to purchase an annuity.

           Loans

     The Plan was amended effective January 1, 1990, to prohibit the granting or renegotiating of loans. Outstanding loans at December 31, 1989 continue to be administered in accordance with the loan rules established by the Committee as in effect on such date. The Plan also administers participant loans of plans that are merged into the Plan.

     The interest rates for all outstanding loans for the years ended December 31, 2005 ranged from 5.25% to 11.0% and 5.5% to 11.0% in 2004.

     Payment of principal and interest is by payroll deduction, subject to rules permitting prepayment. Repayments of the principal of a loan to a participant will be allocated first to the participant's after tax account, and then to the participant's tax deferred account. Payments of interest on a loan to a participant are allocated to the participant's after tax account and tax deferred account, respectively, in the same proportion that the outstanding principal of the loan was attributable to such accounts at the end of the month preceding the payment. Payments of principal and interest are reinvested in the investment fund(s) in accordance with the participant's investment directions in effect at the time such interest or principal repayment is received by the Trustee.

           Cash Equivalents

     Cash equivalents are defined as highly liquid investments with original maturities of 90 days or less.

           Termination

     The term of the Plan is indefinite, subject to termination at any time by the Board. In the event the Plan is terminated or the Company contributions are permanently discontinued, participants will be fully vested in the Company contributions. The Company has no intention to terminate the Plan at this time.


           Administrative Expenses

     The Trustees may pay expenses of the Plan including record-keeping fees, administrative charges, professional fees, and trustee fees, from the assets of the Trust unless paid by the Company. Expenses are paid from Plan assets up to 15 basis points (10 in 2004) of the net asset value during the plan year. The Company pays expenses in excess of the amount covered by the basis points accrual. For the years ended December 31, 2005 and 2004 the Plan incurred expenses of $557,772 and $322,644, respectively. Expenses absorbed by the Plan were allocated to the various funds of the Plan based on the ratio of the individual fund as a percentage of the total net asset value of the Plan's funds.

     The Company, as permitted by ERISA, may obtain reimbursement from Company sponsored employee benefit plans for certain administrative charges incurred in providing administrative services to such plans. These expenses include salaries, payroll expenses and other miscellaneous charges, and are allocated based on time incurred related to each plan. The Plan was charged $21,691 and $15,858 for the years ended December 31, 2005 and 2004, respectively. The Plan owed the Company $5,319 as of December 31, 2005. No amount was owned to the Company as of December 31, 2004.

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)



(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

           Investment Valuation

     Investments in the Master Trust are valued as follows:

     The value of the shares in a mutual fund is based on the active market value of the underlying securities in the fund on the last business day of the year.

     Investments in securities traded on a national exchange are valued at the last reported sales price on the last business day of the year.

     Temporary investments in short-term investment funds are valued at cost, which approximates market value.

           Other

     The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Such change as it relates to those investments held in the Master Trust is included as a component of the Net Change in Investment in Master Trust on the Statement of Changes in Net Assets. Also included in the Net Change in Investment in Master Trust are dividends and interest earned for the year and participant loan repayments.

     Purchases and sales of securities are reflected on a trade-date basis. Gains or losses on sales of securities are based on average cost. Dividend income is recorded on the ex-dividend date. Interest is recorded as earned.


(3) FEDERAL INCOME TAXES:

     The IRS has made a determination that the Plan is a qualified plan under
     Section 401(a) of the Code. Therefore, the Trust established under the Plan is exempt from Federal income taxes under Section 501(a) of the Code.

     The IRS has determined and informed the Company by letter dated August 1, 2002 that the Plan is designed in accordance with applicable sections of the Code. The Plan has been amended since it was submitted for review. However, tax and ERISA counsel to the Company is of the opinion that the Plan continues to be a "qualified" plan under Section 401(a) of the Code, that the Plan contains an employee stock ownership plan that meets the requirements of Section 4975(e)(7) of the Code and that the Plan contains a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code. Therefore, no provision for income tax has been included in the Plan's financial statements.

     Under present Federal income tax laws and regulations, and as long as the Plan is approved as a qualified plan, participants are not subject to Federal income taxes as a result of their participation in the Plan until their accounts are withdrawn or distributed to them.

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)


(4) INVESTMENT PROGRAMS:

     Mellon Bank N.A. is the Trustee for all of the investment funds. Participants may direct the investment of their accounts in multiples of 1%, in any one or more of the investment funds selected by the Committee. During 2004, eight Fidelity funds and seven Vanguard funds were offered in addition to the H.J. Heinz Company Stock Fund. Effective April 1, 2005, the investment options were revised to provide participants with the ability to create more diversified portfolios while eliminating duplicate options. Six of the funds were replaced. As of December 31, 2005, the investment offering includes eight Vanguard funds, three Fidelity funds and four other funds in addition to the H.J. Heinz Company Stock Fund. See Note 7. In addition, the Plan holds a temporary investment fund, sponsored by the trustee, for liquidity.


(5) FORFEITURES:

     Company contributions which have been credited to participants' accounts and which have not vested are forfeited upon termination of employment. These forfeitures are used to reduce company contributions. Forfeitures were $496,344 for the year ended December 31, 2005 and $1,055,843 for the year ended December 31, 2004.

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)


(6) NONPARTICIPANT-DIRECTED INVESTMENTS:

       Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:


                                                              December 31,    December 31,
                                                                  2005           2004
                                                              ------------    ------------
      Assets:
           Investment in Master Trust -
           H.J. Heinz Company common stock                      $1,369,388       $980,399
           Dividends receivable                                     11,883          1,881
           Employer contributions receivable                         3,215            527
                                                                ----------       ---------
     Net assets                                                 $1,384,486       $982,807
                                                                ==========       =========


                                                                     Year Ended
                                                                  December 31, 2005
                                                                  -----------------

              Dividends                                             $     51,643
              Employer contributions                                     597,332
              Net depreciation                                          (132,514)
              Transfers to participant-directed investments             (112,898)
              Administrative expenses                                     (1,884)
                                                                    ------------
              Change in net assets                                  $    401,679
                                                                    ============

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)

(7) MASTER TRUST:

       The Company has a Master Trust arrangement with the Trustee. The Trustee maintains separate accounts to record the pro rata share of each participating Plan, reflecting contributions received on behalf of the Plan, benefit payments or other expense allocable to the Plan and its pro rata share of collected or accrued income, gain or loss, general expenses and other transactions allocable to the Investment Funds or to the Trust as a whole.

       The following tables present the Master Trust information for the Plan.

                                                                           December 31, 2005
                                     -----------------------------------------------------------------------------------------------
                                                                  Investment  Income                                  Retirement &
                                                                                                        Net           Savings Plan
                                     Fair Value of                                                   Change in        Percentage of
                                     Investment of                                                   The Fair        Interest in the
                                     Master Trust           Dividends            Interest              Value*          Master Trust
                                     ------------          -----------          ----------          ------------     ---------------

  H.J. Heinz Co. ESOP Stock Fund     $ 80,840,403          $ 3,048,676          $       --           $(10,217,868)      100.00%

  H.J. Heinz Co. Stock Fund            10,032,990              333,311                  --             (1,182,282)          --

  Managed Income Portfolio             24,675,251              884,881                  --                884,881        97.52%

        Magellan Fund                          --                   --                  --               (955,236)          --

Retirement Gov't Money Market          73,670,827            2,157,317                  --              2,157,317        70.96%

        Overseas Fund                          --                   --                  --               (178,022)          --

     Equity-Income Fund                        --              269,393                  --               (479,975)          --

        Puritan Fund                           --                   --                  --               (309,927)          --

   Intermediate Bond Fund              15,749,423              605,665                  --                267,745        92.17%

        OTC Portfolio                          --                   --                  --               (785,126)          --

Fixed Income Securities Fund           17,342,147              923,527                  --                815,225        91.58%

       Wellington Fund                 36,264,961            2,081,473                  --              2,582,099        93.31%

       Windsor II Fund                 48,741,834            2,407,014                  --              3,249,328        94.27%

  Institutional Index Fund             51,326,962              839,608                  --              3,145,087        92.11%

      U.S. Growth Fund                         --                   --                  --               (544,900)          --

        Explorer Fund                  15,982,821            1,286,912                  --              1,451,077        95.26%

  International Growth Fund            21,451,155              710,960                  --              3,010,375        96.27%

  Lord Abbett Small Cap Value           7,282,749              642,679                  --                704,019        93,91%

      Small Cap Index Fund              2,170,995               22,435                  --                121,818        94.85%

    Harbor International Fund           5,020,696              215,224                  --                691,759        94.01%

  Developed Markets Index Fund          2,153,955               45,020                  --                219,145        91.70%

    Oppenheimer Developing             14,290,641              560,314                  --              2,715,569        91.40%

    Growth Fund of America             25,272,416              400,345                  --              3,481,467        93.23%
                                     ------------          -----------          ----------           ------------
       Total Master Trust            $452,270,226          $17,434,754          $       --           $ 10,843,575        89.05%
                                     ============          ===========          ==========           ============

*   Includes transfers between funds.

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)


(7) MASTER TRUST:  (CONTINUED)

                                                                           December 31, 2004
                                     -----------------------------------------------------------------------------------------------
                                                                                                                      Retirement &
                                                                  Investment  Income                    Net            Savings Plan
                                     Fair Value of                                                   Change in        Percentage of
                                     Investment of                                                   The Fair        Interest in the
                                     Master Trust           Dividends            Interest              Value*          Master Trust
                                     ------------          -----------          ----------          ------------     ---------------

  H.J. Heinz Co. ESOP Stock Fund     $110,909,580          $ 3,232,544          $   28,728           $  4,438,009       100.00%

  H.J. Heinz Co. Stock Fund            10,563,067              363,400               1,834                461,464           --

  Managed Income Portfolio             21,972,515              874,885                  --                874,885        97.88%

        Magellan Fund                  37,247,199              447,421                  --              2,743,669        91.30%

Retirement Gov't Money Market          76,188,407              740,925                  --                740,925        74.76%

        Overseas Fund                  11,255,200               95,095                  --              1,320,277        95.78%

     Equity-Income Fund                26,079,426            1,196,892                  --              2,361,847        94.12%

        Puritan Fund                   22,835,696            1,344,685                  --              2,003,786        93.38%

   Intermediate Bond Fund              14,981,747              785,505                  --                582,303        93.30%

        OTC Portfolio                  13,101,895              153,888                  --              7,653,548        93.93%

Fixed Income Securities Fund           15,678,496              990,584                  --              1,299,542        92.61%

       Wellington Fund                 13,839,961              759,567                  --              1,300,306        94.81%

       Windsor II Fund                 21,644,963              389,039                  --              3,122,873        95.37%

  Institutional Index Fund             23,944,332              445,378                  --              2,495,016        96.43%

      U.S. Growth Fund                 10,112,548               50,478                  --                755,079        92.32%

        Explorer Fund                  18,656,911               18,428                  --              1,942,177        95.35%

  International Growth Fund             9,322,341              168,103                  --              1,277,820        97.80%

    Del Monte Stock Fund                       --                   --               9,079             (2,625,477)           --
                                     ------------          -----------          ----------           ------------
     Total Master Trust              $458,334,284          $12,056,817          $   39,641           $ 32,748,049        90.31%
                                     ============          ===========          ==========           ============

*   Includes transfers between funds.

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)

(8)  PLAN AMENDMENTS, ACQUISITIONS AND OTHER:

     During 2005, the Board approved the merger of the participant balances of salaried employees of the H.J. Heinz Company Foodservice 401(k) Plan into the Plan. The transfer occurred in stages during 2005 and approximately $3.8 million of assets was transferred into the Plan, including participant loans.

(9)  RELATED PARTY TRANSACTIONS:

     The temporary investment fund is managed by Mellon Bank, N.A., the trustee of the Plan as of December 31, 2005 and for the year then ended. Therefore, these transactions qualify as party-in-interest transactions.

     Certain Plan investments are publicly traded common stock of H.J. Heinz Company, the Plan Sponsor. The Plan purchased 242,994 shares of Company Stock at a cost of $8,842,484 and sold 673,868 shares of Company Stock for $24,602,232 during Plan year 2005. The Plan received $3,048,676 in dividends during the year.

(10) RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

     The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 and 2004, to Form 5500:

                                                               2005           2004

     Net assets available for benefits per the
       financial statements                                $405,347,635   $417,007,099
     Amounts allocated to withdrawing participants                  ---     (6,832,582)
                                                           ------------   ------------
     Net assets available for benefits per the Form 5500   $405,347,635   $410,174,517
                                                           ============    ===========

     The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2005 to Form 5500:

     Benefits paid to participants per the financial
       statements                                                          $56,129,713
     Less: Amounts allocated to withdrawing participants at
          December 31, 2004                                                 (6,832,582)
                                                                          ------------
     Benefits paid to participants per Form 5500                          $ 49,297,131
                                                                          ============

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2004, but not yet paid as of that date.

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                           EIN: 25 - 0542520 PLAN 009
     SCHEDULE H, Line 4i -- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 31, 2005


                                                (c) Description of investment including
           (b) Identity of issue, borrower,           maturity date, rate of interest,                              (e) Current
  (a)          lessor, or similar party              collateral, par or maturity value          (d) Cost               Value
-------    --------------------------------     -----------------------------------------  -------------------    ----------------

   *              H. J. Heinz Company           Master Trust                                               --          $402,734,688

   *              Mellon Bank, N.A.             EB Temporary Investment Fund                         $169,676               169,676

   *              Participant Loans             Participant Loans                                           --               28,664
                                                Interest Rates, 5.25% - 11.0%

* Denotes a party-in-interest, for which a statutory exemption exists.

                                  EXHIBIT INDEX

     Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.


     23. The consent of Independent Registered Public Accounting Firm dated June 28, 2006 is filed herein.